Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces the Delivery, and a New Charter, of a 2018-Built “Eco” Kamsarmax Dry Bulk Vessel “Diamond Globe”

Glyfada, Greece, June 15, 2021. Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has taken delivery of the M/V “Diamond Globe”, a 2018-built “Eco” (i.e., with certain fuel efficiency design features) Kamsarmax dry bulk carrier it acquired for a purchase price of $27 million, which the Company previously announced on March 23, 2021.

The M/V “Diamond Globe” was built at the Jiangsu New Yangzi Shipbuilding yard in China and has a carrying capacity of 82,027 DWT.

Following this acquisition, the Company’s fleet is comprised of seven dry bulk carriers with a total carrying capacity of 463,765 DWT.

The Company has also agreed to charter the M/V “Diamond Globe” to an unrelated third party at a daily rate of $27,250. The charter is expected to commence at the earliest on June 16, 2021 and has a minimum duration of four months (minus 15 days) and a maximum duration of six months (plus 15 days) for redelivery at the charterer’s option. This charter is expected to generate gross revenue of approximately $2.94 million assuming the charter continues for the minimum scheduled period and approximately $5.45 million if the charter continues for the maximum period, in each case assuming no offhire days.

Subsequent to this delivery, the Company is expecting delivery of a Kamsarmax dry bulk carrier that the Company previously agreed to acquire and announced on February 18, 2021. The Company expects to have this vessel delivered during the third quarter of 2021, subject to standard closing conditions and requirements. Upon delivery of this vessel, the fleet of Globus will expand to eight modern dry bulk carriers with a total carrying capacity of 544,420 deadweight tons and a weighted average age of 10.1 years (as of June 15, 2021).

Athanasios (“Thanos”) Feidakis, President and CEO of Globus commented:

“We are pleased to welcome Diamond Globe to our group. The timing of the delivery is beneficial to our company as the dry bulk shipping market is experiencing a recovery both in the charter rate market as well as on asset prices. We remain focused on capturing the upside of the market and generating long-term value.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of seven dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 463,765 Dwt and a weighted average age of 10.1 years as of June 15, 2021.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com